UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-31642

International Absorbents Inc.
(Exact name of registrant as specified in its charter)

1569 Dempsey Road
North Vancouver, British Columbia
Canada  V7K 1S8
(604) -681-6181
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value per share
Common Share Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, International Absorbents Inc.1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 11, 2010	By:	/s/ Doug Ellis
Doug Ellis, President and Chief Production/Innovation Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1
On May 27, 2010, IAX Acquisition Corporation, a Delaware corporation (“Parent”), through IAX Canada Acquisition Company Inc., a corporation incorporated under the laws of the Province of British Columbia, Canada and wholly-owned subsidiary of Parent, completed its acquisition of all of the outstanding common shares of International Absorbents Inc. for $4.75 per share in cash through a statutory plan of arrangement under the laws of British Columbia.  This Form 15 is being filed on behalf of International Absorbents Inc. by IAX Canada Acquisition Company Inc. as the successor to International Absorbents Inc.